

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 24, 2008

Via U.S. Mail and Facsimile

Kent Watts
President, Chief Executive Officer, and Chairman of the Board
Hyperdynamics Corporation
One Sugar Creek Center Boulevard, Suite 125
Sugar Land, TX 77478

> **Re: Hyperdynamics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 2, 2008**
> **File No. 1-32490**

Dear Mr. Watts:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Committee

1.   We note that you have not stated whether your compensation committee has a charter pursuant to Item 7 of Schedule 14A. Please indicate whether you have a compensation committee charter. See Rule 407(e)(2) of Regulation S-K.

Nominating Committee

2.   We note that you have not stated whether your nominating committee has a charter pursuant to Item 7 of Schedule 14A. Please indicate whether you have a nominating committee charter. See Rule 407(c)(2) of Regulation S-K.

Compensation Discussion and Analysis

3.   We note that your discussion in this section is rather thin and does not appear to address all the requirements set forth in Item 402(b) of Regulation S-K. We also refer you to Executive Compensation Disclosure, Release No. 33-8765. Please carefully review your disclosure and supplement your compensation discussion and analysis to address how the Compensation Committee determines the amounts paid for each element of compensation and why you choose to pay each element of compensation to the named executive officers. For example, we note that, in setting base salaries, the Compensation Committee considered individual performance. Please discuss those elements of individual performance that were considered in setting base salaries for 2008. Also explain whether there are any material differences in compensation policies as they are applied to the named executive officers that explain the differences in the amount of compensation, total and by element, award. In this regard, we note material differences in the amount of salary paid to the named executive officers and note that Mr. Kent Watts in the only officer for whom you reported amounts under the All Other Compensation column. Explain the mechanisms, if any, to determine stock awards and option awards. We note that the awards are designed to "tie the interest of all senior executives to the long-term consolidated financial results of the company." Please explain how you are able to tie the awards to your results. If the Committee uses any formulas to accomplish this goal, please describe the formula and how it operates.

4.   Explain how each compensation element and your decision regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.

5.   Under a separate heading, please provide the information required by Item 402(j) of Regulation S-K.

<u>To Approve the Potential Issuance of Our Common Stock…</u>

6.   We note that one matter presented for a vote at the shareholder meeting is whether shareholders should approve an issuance of common stock equal to 20% or more of outstanding common stock to the company, Enable Growth Partners LP ("Enable") for less than the greater of book value or market value of the common stock in order to meet your contractual obligations to Enable. Please discuss in your disclosure the impact this transaction will have on current security holders if approved and the potential anti-takeover effect of the transaction.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
       Joel Seidner (281) 667-3292